Mail Stop 6010

February 28, 2007

Dana Perry
AZZ incorporated
Suite 200
1300 South University Drive
Fort Worth, TX 76107

Re: AZZ incorporated
        Form 10-K for the fiscal year ended February 28, 2006
        Filed May 12, 2006
        File No. 001-12777

Dear Mr. Perry:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant